Exhibit 4.7

THIS AMENDED AND RESTATED SUBORDINATED PROMISSORY NOTE (THIS “NOTE”) IS SUBJECT TO A SUBORDINATION AGREEMENT DATED AS OF JANUARY 7, 2011 (AS AMENDED, THE “SUBORDINATION AGREEMENT”) BETWEEN QUALITY KING DISTRIBUTORS, INC. AND WELLS FARGO BANK, NATIONAL ASSOCIATION, A NATIONAL BANKING ASSOCIATION, IN ITS CAPACITY AS ADMINISTRATIVE AND COLLATERAL AGENT PURSUANT TO THE SENIOR CREDITOR AGREEMENTS (AS DEFINED IN THE SUBORDINATION AGREEMENT) ACTING FOR AND ON BEHALF OF THE PARTIES THERETO AS LENDERS. PAYMENT OF THIS NOTE IS SUBORDINATE IN RIGHT OF PAYMENT TO THE SENIOR DEBT (AS DEFINED IN THE SUBORDINATION AGREEMENT) AND SUBJECT TO THE TERMS AND CONDITIONS OF THE SUBORDINATION AGREEMENT. BY ITS ACCEPTANCE OF THIS NOTE, THE HOLDER HEREOF AGREES TO BE BOUND BY THE PROVISIONS OF SUCH SUBORDINATION AGREEMENT TO THE SAME EXTENT THAT THE SUBORDINATED LENDER (AS DEFINED THEREIN) IS BOUND.

THIS NOTE AMENDS AND RESTATES IN ITS ENTIRETY THAT CERTAIN $35,000,000 SUBORDINATED PROMISSORY NOTE DATED AUGUST 11, 2008 OF THE COMPANY (AS DEFINED BELOW) PAYABLE TO THE ORDER OF THE HOLDER (AS DEFINED BELOW) (THE “ORIGINAL NOTE”). AS OF JANUARY 1, 2011, $5,553,153 OF ACCRUED AND UNPAID INTEREST WAS OUTSTANDING UNDER THE ORIGINAL NOTE AND INTEREST CONTINUED TO ACCRUE ON THE PRINCIPAL AMOUNT OF THE ORIGINAL NOTE THROUGH JANUARY 7, 2011.

MODEL REORG ACQUISITION, LLC

AMENDED AND RESTATED

SUBORDINATED PROMISSORY NOTE

$35,000,000.00	January 7, 2011

FOR VALUE RECEIVED, MODEL REORG ACQUISITION, LLC, a Delaware limited liability company (the “Company”), hereby unconditionally promises to pay to the order of QUALITY KING DISTRIBUTORS, INC., a New York corporation (the “Holder”), in immediately available funds, the principal amount of Thirty-Five Million and 00/100 Dollars ($35,000,000.00), and to pay interest on the unpaid principal amount hereof at the rate set forth in Section 3. All amounts owed hereunder shall be paid in lawful money of the United States of America.

This Amended and Restated Subordinated Promissory Note (this “Note”) is subject to the following terms and conditions:

1. Payment of Principal. Subject to the terms of the Subordination Agreement, the principal amount hereof shall be payable in fourteen (14) installments, consisting of (a) thirteen (13) consecutive quarterly installments of $2,500,000 each on the last day of each January, April, July and October, commencing on April 30, 2015 and continuing until the earlier of payment in full or the Maturity Date], and (b) a final installment of the remaining unpaid principal balance hereof on July 31, 2018 (the “Maturity Date”).

2. Prepayment. Subject to the terms of the Subordination Agreement, the outstanding principal balance of this Note may be prepaid by the Company at any time and from time to time, without premium or penalty of any kind or nature whatsoever. Prepayments shall be applied to accrued and unpaid interest due hereunder and then to the installments due hereunder in order of maturity.

3. Payments of Interest. Subject to the terms of the Subordination Agreement, the Company shall pay or cause to be paid to Holder interest on the unpaid principal amount hereof from time to time outstanding at a rate per annum equal to the then current Senior Debt Rate plus one percent (1%) per annum in arrears on the last day of each January, April, July and October commencing on January 31, 2011 and on the Maturity Date until this Note shall be paid in full. Each change in any interest rate provided for in this Note based upon the Senior Debt Rate shall take effect at the time of such change in the Senior Debt Rate. Interest shall be calculated on the basis a 360 day year based on the actual number of days elapsed.

As used herein:

“Senior Debt Rate” shall mean, as of any date, the interest rate applicable to the Base Rate Loans, as defined in and determined in accordance with the Senior Credit Agreement (as defined in the Subordination Agreement); provided that, if all of the Commitments (as defined in the Senior Credit Agreement) shall have been terminated in accordance with the terms of the Senior Credit Agreement, the “Senior Debt Rate”, as of any date, shall be a rate per annum equal to (i) the rate published as of such date (or, if The Wall Street Journal shall not be published on such date, the date on which its was last published) by The Wall Street Journal as the “prime rate” (or, if The Wall Street Journal ceases publishing a prime rate, the highest per annum rate of interest published by the Federal Reserve Board in Federal Reserve statistical release H.15 (519) entitled “Selected Interest Rates” as the Bank prime loan rate or its equivalent) plus (ii) one percent (1%).

4. Payments. Any payment hereunder which is stated to be due on a day which is not a Business Day shall be made on the next succeeding Business Day (and interest shall accrue for such extension of time). “Business Day” shall mean any day other than a Saturday or Sunday or a day on which banks in New York are authorized or required by law to be closed. Notwithstanding anything to the contrary contained herein, the Holder by its acceptance hereof acknowledges and agrees that the failure of the Company to make any, or any portion of a, payment of interest or principal hereunder due to a restriction or limitation under the Subordination Agreement shall not be an Event of Default hereunder. In the event, however, that any such restrictions or limitations under the Subordination Agreement are lifted or, for any reason, are no longer applicable, the Company’s obligations to make payments of interest and principal under this Note shall thereupon resume in accordance with the terms hereof.

5. Default. The occurrence of any one or more of the following events shall constitute an event of default (each an “Event of Default”) hereunder:

(i) if the Company becomes insolvent or makes an assignment for the benefit of creditors;

(ii) if there shall be filed by or against the Company any petition for any relief under the bankruptcy laws of the United States now or hereafter in effect or any proceeding shall be commenced with respect to the Company under any insolvency, readjustment of debt, reorganization, dissolution, liquidation or similar law or statute of any jurisdiction now or hereafter in effect (whether at law or in equity), provided that in the case of any involuntary filing or the commencement of any involuntary proceeding against the Company such proceeding or petition shall have continued undismissed and unvacated for ninety (90) days; or

(iii) if any petition or application to any court or tribunal, at law or in equity, shall be filed by or against the Company for the appointment of any receiver for the Company or any material part of the property of the Company; provided that in the case of any involuntary filing against the Company, such proceeding or appointment shall have continued undismissed and unvacated for ninety (90) days; or

(iv) if the Company shall fail for any reason to make any payment of principal and/or interest hereunder within ten (10) Business Days after such payment is due; or

(v) if the Company shall fail for any reason to make any payment of principal and interest under the Senior Credit Agreement or any senior credit facility to which this Note shall be subordinated, within thirty (30) days after such payment is due.

6. Remedies Upon Default; Default Interest.

(i) If any Event of Default shall occur for any reason, then and in any such event, in addition to all rights and remedies of the Holder under applicable law or otherwise, all such rights and remedies being cumulative, not exclusive and enforceable alternatively, successively and concurrently, the Holder may, at its option, declare any or all amounts owing under this Note to be due and payable, whereupon, subject to the terms of the Subordination Agreement, the then unpaid balance hereof, together with all accrued and unpaid interest thereon, shall forthwith become due and payable.

(ii) Upon the occurrence of an Event of Default, or upon the maturity hereof (by demand, acceleration or otherwise), the principal and any accrued but unpaid interest owing on said principal sum (the “Obligations”) shall bear interest from the date of occurrence of such Event of Default or such maturity until collection (including any period of time occurring after judgment), at the “Default Rate,” being the lower of (A) the highest rate allowed by applicable law, or (B) a simple interest rate per annum equal to 3% above the rate pursuant to Section 3 hereof in effect on the date of maturity (acceleration or otherwise). All default interest charges (X) shall be in addition to, and not in lieu of, any other remedy available to Holder; (Y) shall be added to the Obligations, and (Z) shall not be construed as an agreement or privilege to extend the date of the payment of the Obligations, nor as a waiver of any other right or remedy accruing to Holder by reason of the occurrence of any Event of Default.

7. Lost, Stolen, Mutilated or Destroyed Note. If this Note shall be mutilated, lost, stolen, or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Note, or in lieu of or in substitution for a lost, stolen, or destroyed Note, a new Note for the principal amount of this Note so mutilated, lost, stolen, or destroyed but only upon receipt of evidence (which may consist of a signed affidavit of the Holder) of such loss, theft, or destruction of such Note, and of the ownership thereof, and indemnity all reasonably satisfactory to the Company.

8. Other Matters

(a) Modification; Waiver. This Note may be amended, modified, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the Company and the Holder. Any waiver by the Company or the Holder of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note. The failure of the Company or the Holder to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof or hereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder preclude any other or further exercise hereof or the exercise of any other right, power or privilege hereunder. Any waiver must be in writing. The rights and remedies provided herein are cumulative and are not exclusive of any rights or remedies which any party may otherwise have at law or in equity.

(b) Notices. Any notice required or permitted to be given hereunder (“Notices”) shall be in writing and delivered personally or mailed by registered or certified mail, postage prepaid and return receipt requested, or by fax, as follows: (i) if to the Company: 35 Sawgrass Drive, Suite 2, Bellport, NY 11713, Attention: Michael W. Katz, Telecopier No.: (631) 866-4231; and (ii) if to the Holder: 35 Sawgrass Drive, Suite 1, Bellport, NY 11713, Attn: Michael Anderson, fax no. 631-439-2019, in either case with a copy to Edwards Angell Palmer & Dodge LLP, 750 Lexington Avenue, New York, New York, 10022 Attn: Patricia Kantor, fax no. (212) 408-4844, or such other address as the Company or the Holder hereto may designate by Notice to the other.

(c) Severability. If any provision of this Note is invalid, illegal, or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

(d) Headings. The headings in this Note are solely for convenience of reference and shall be given no effect in the construction or interpretation of this Note.

(e) Governing Law. This Note shall be governed by and construed in all respects under the laws of the State of New York, without reference to its conflict of laws, rules or principles that would defer to the laws of another jurisdiction.

(f) Venue and Jurisdiction. Any action brought by the Company or the Holder against the other concerning the transactions contemplated by this Note shall be brought only in the civil or state courts of New York in the State of New York, County of Suffolk or in the U.S. District Court for the Eastern District of New York. The Company and the Holder by its acceptance hereof agree to submit to the jurisdiction of such courts. The prevailing party shall be entitled to recover from the other party its reasonable attorney’s fees and costs.

(g) Expenses. The Company shall reimburse Holder for all reasonable costs and expenses, including without limitation, reasonable attorneys’ fees and expenses, incurred in connection with enforcing any provisions of this Note and/or collecting any amounts due under this Note.

(h) Waiver of Demand, Etc. The Company hereby waives presentment for payment, protest and demand, and notice of protest, demand and/or dishonor and nonpayment of this Note, notice of any Event of Default except as otherwise specifically provided herein, and all other notices or demands otherwise required by law that the Company may lawfully waive. The Company expressly agrees that this Note, or any payment hereunder, may be extended from time to time, without in any way affecting the liability of the Company. No unilateral consent or waiver by the Holder with respect to any action or failure to act which, without consent, would constitute a breach of any provision of this Note shall be valid and binding unless in writing and signed by the Holder.

(i) Waiver of Jury Trial. The Company and the Holder by its acceptance hereof hereby irrevocably waive any and all rights to trial by jury in any legal proceeding arising out of or relating to this Note.

(j) Saving Clause. This Note is subject to the express condition that at no time shall the Company be obligated or required to pay interest on the principal balance due hereunder at a rate which could subject Holder to either civil or criminal liability as a result of being in excess of the maximum interest rate which the Company is permitted by law to contract or agree to pay. If by the terms of this Note, the Company is at any time required or obligated to pay interest on the principal balance due hereunder, at a rate in excess of such maximum rate, the interest rate shall be deemed to be immediately reduced to such maximum rate and all previous payments in excess of the maximum rate shall be deemed to have been payments in reduction of principal and not on account of the interest due hereunder notwithstanding the other provisions hereof.

[Signature page follows]

IN WITNESS WHEREOF, the Company has caused this Note to be executed on its behalf by the undersigned officer thereunto duly authorized.

MODEL REORG ACQUISITION, LLC

By PERFUMANIA HOLDINGS, INC., as sole member

By:	/s/ Michael W. Katz
Michael W. Katz
President and CEO

[QKD Note]